April 28, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Axonyx, Inc. (the “Company” or “Axonyx”) Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-25571

Dear Mr. Rosenberg:

This letter is in response to your comment letter of April 11, 2006 and incorporates the discussions we had during a telephone conference call on April 19, 2006.

Axonyx continues to believe that it followed appropriate GAAP in consolidating OXIS International, Inc. at December 31, 2004 and for the first two months of 2005. Axonyx continued to consolidate OXIS through February 28, 2005 when a new OXIS CEO and Director was hired and Axonyx voluntarily relinquished control of the OXIS board and management of OXIS.

The SEC staff has questioned the appropriateness of our accounting indicating that with only 34% common stock ownership effective December 31, 2004 it was their position that Axonyx should have deconsolidated OXIS and applied the equity method from that point forward.

During our conference call on April 19, 2006, we elaborated on the facts and circumstances at the time, whereby Axonyx continued to control the OXIS board of directors and day to day management of OXIS through February 28, 2005, notwithstanding the fact that a third party financing on December 31, 2004 reduced the Axonyx ownership of common shares outstanding from 52% to 34%.

Ability to exercise control.

The ownership percentage reduction from 52% to 34% on December 31, 2004 moved Axonyx from the majority shareholder to that of controlling shareholder. Throughout the period we consolidated OXIS we continued to have the ability to, and actually did, exercise control of both the OXIS board and day to day management.

From an analysis of both the OXIS bylaws and Delaware law where OXIS is incorporated, no other group of shareholders could, either legally or in practice, remove the OXIS board or management which was controlled by Axonyx, during the period we consolidated OXIS.

Legal Analysis of Operative Law and OXIS Governance Documents

Under applicable Delaware corporate law, federal securities laws, and the provisions of the OXIS by-laws and certificate of incorporation, control of the OXIS board and management of OXIS could not have been taken from Axonyx on December 31, 2004 or as a practical matter any time during which we consolidated OXIS.

Even when Axonyx’s shareholdings in OXIS fell below 50%, Axonyx’s designees to the OXIS board, which constituted a majority of that board, were legally entitled to retain their directorships through the next annual meeting of OXIS stockholders (ie, around June 2005), absent stockholder action in a special meeting or by written consent.

Under Section 211(d) of the Delaware Corporation Law, special meetings of stockholders may be called by the board of directors or as otherwise authorized by a company’s certificate of incorporation or by-laws. OXIS’ by-laws (Section 2.2) permit the Chairman of the Board, the President or the Board of Directors, but not stockholders, to call special meetings. Axonyx, through its designees, controlled these positions at all relevant times (please refer to Axonyx letter to SEC dated March 15, 2006). Unless the Axonyx designees voluntarily called a special meeting of stockholders, none could be called in accordance with OXIS’ governing documents. OXIS’ Certificate of incorporation (as amended and restated) does not contain any provision which contravenes the by-laws.

If the various holders of the OXIS stock not held by Axonyx desired to attempt to take control of the OXIS Board, they would have had to: (1) file a Schedule13D; (2) conduct a proxy campaign by preparing and submitting to the SEC a preliminary proxy statement, obtaining SEC clearance, and conducting a proxy solicitation; and (3) obtain proxies of a majority of the OXIS stockholders to permit stockholder action via written consent to take control of the OXIS board. OXIS is aware of only three entities, including Axonyx, that held OXIS stock in excess of 5% after December 31, 2004, and only Axonyx has filed a Schedule 13D. Again, even assuming Axonyx did not contest the proxy solicitation and that Axonyx directed OXIS to cooperate in mailing the proxy solicitation, as a practical matter there could not have been a change in the OXIS board to remove Axonyx’s directors during the period that we consolidated OXIS.

Axonyx had the legal right and ability to control, and did control, the OXIS board, through the date Axonyx voluntarily relinquished control of the board, ie February 28, 2005.

Materiality Considerations.

While we believe that we have properly applied GAAP, we did analyze the differences that would arise if equity accounting had been applied from December 31, 2004 and conclude that there are no material differences. The materiality considerations addressed are set out below for the relevant financial reporting periods.

The supporting schedules for this analysis are attached to this letter and are (1) balance sheet at December 31, 2004 on a consolidation and equity basis and (2) statement of operations for quarter ended March 31, 2005 on a consolidated, as filed, basis and an equity basis.

Year ended December 31, 2004.

There is no material impact on the statement of operations for the year ended December 31, 2004 since our ownership was reduced below 50% on December 31, 2004 (the last day of the year). Axonyx reported a net loss of $28,780,000 which included a net loss of $2,571,000 relating to OXIS.

Comparative balance sheets showing the position at December 31, 2004 on a consolidated basis as reported and on an equity accounting basis are attached. The most significant item in the consolidated balance sheet versus the equity method balance sheet is the cash, cash equivalents and short term investments, which aggregated $90,591,000 ($85,904,000 under the equity method). Although the difference is $4,687,000, our view is that is not a material difference at 5.17%. Further, this cash amount that belonged to OXIS is fully disclosed as such in the financial statement footnotes. Axonyx is a biopharmaceutical company and our disclosures clearly state that we have no products on the market and no sales other than from the consolidation of OXIS. As a drug development company, we are not an earnings driven company. The primary interest of investors is how we are progressing our compounds through clinical development and how long our cash and investments will last. With a reported net loss of $28,780,000 for the year ended December 31, 2004, investors would calculate that we had approximately 3.15 years of burn based on our reported balance sheet. This would be reduced to 2.98 years using the equity method balance sheet. In our opinion, a prudent investor would not distinguish between the two periods. Over two years of cash burn is generally viewed positively with development stage biopharmaceutical companies.

Quarter ended March 31, 2005.

Axonyx continued to consolidate OXIS through February 28, 2005 when the hiring of a new CEO and director (by the Axonyx designees) meant that Axonyx no longer controlled the OXIS board. The March 31, 2005 and all subsequent balance sheets have been presented using the equity method of accounting.

The quarter ended March 31, 2005 shows revenues for the months of January and February 2005 due to the OXIS consolidation. The attached schedule shows that the statement of operations as presented (with two months of consolidation) is not materially different from an equity method presentation for the full quarter. The principal difference is the inclusion of revenues from OXIS. However, in our filings, we have clearly indicated that Axonyx has no products on the market and no revenues of its own.

Investors in biopharmaceutical companies typically do not focus on revenues, but rather our clinical development progress and how long our cash will last.

Further, the gross revenue reported represents 3.8% as compared to our net loss and the gross profit is less than 2% of our reported net loss. If the equity method had been applied for the full quarter, the net loss of $10,433,000 would not change.

The impact on the six months ended June 30, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2005 would be even more insignificant.

SEC Staff Accounting Bulletin No. 99 (SAB #99)

In conducting our materiality assessments, we have considered the provisions of SEC SAB #99. Axonyx has been viewed as a biopharmaceutical development company by the investment community and the focus has been on clinical development progress and how long our cash will last. On a qualitative basis, we do not believe the presentation of our December 31, 2004 financials or March 31, 2005 financials on the consolidation or equity basis would be viewed as materially different.

Axonyx had no agreements with financial covenants that would have been impacted by consolidation accounting versus equity accounting.

Compliance with Section 3-09 of Regulation S-X

During the April 19, 2006 conference call the SEC staff inquired whether we complied with Section 3-09 of Regulation S-X for filing separate financial statements for OXIS. We confirm that as none of the conditions in the regulation were met, separate financial statements of OXIS were not required in Axonyx filings.

Sincerely,

/s/ S. Colin Neill
———————————————
S. Colin Neill

Chief Financial Officer, Secretary and

Treasurer

Attachments

AXONYX INC.
Balance Sheet Worksheet
Consolidated vs Equity Method
December 31, 2004

	Consolidated	Equity Method	Variance

ASSETS

Current assets:
Cash and cash equivalents	10,091,000	5,404,000	(4,687,000)
Investments	80,500,000	80,500,000	—
Accounts receivable	229,000		(229,000)
Stock subscription receivable	2,250,000		(2,250,000)
Inventories	246,000		(246,000)
Other current assets	141,000	13,000	(128,000)

Total current assets	93,457,000	85,917,000	(7,540,000)

Investment in OXIS	—	6,778,000	6,778,000
Loan to affiliate	—	1,221,000	1,221,000
Property, plant and equipment, net	116,000	55,000	(61,000)
Technology for developed products, net	6,807,000		(6,807,000)
Patents and patents pending, net	995,000		(995,000)
Secuirty deposits	19,000	19,000	—

	101,394,000	93,990,000	(7,404,000)

LIABILITIES
Current liabilities:
Accounts payable	6,365,000	5,874,000	(491,000)
Accrued expenses	2,386,000	1,578,000	(808,000)
Note payable	160,000		(160,000)

Total current liabilities	8,911,000	7,452,000	(1,459,000)

Outside interest in Oxis	5,945,000		(5,945,000)

STOCKHOLDERS’ EQUITY
Common stock	54,000	54,000	—
Additional paid in capital	149,150,000	149,150,000	—
Unearned compensation - stock options	(144,000)	(144,000)	—
Accumulated comprehensive loss	(14,000)	(14,000)	—
Accumulated deficit	(62,508,000)	(62,508,000)	—

Total stockholders’ equity	86,538,000	86,538,000	—

	101,394,000	93,990,000	(7,404,000)

AXONYX INC.
Statement of Operations Comparision
As Filed vs. Full Quarter Equity Method
For the Quarter Ended March 31, 2005
(unaudited)

	As Filed	Full Quarter Equity Method	Variance

Revenue
Product sales	$403,000	$—	$(403,000)
Cost of product sales	210,000	—	(210,000)

Gross profit	193,000	—	(193,000)

Costs and expenses:		—	—
Research and development	9,322,000	9,236,000	(86,000)
Sales, general and administrative	1,663,000	1,331,000	(332,000)

Total operating expenses	10,985,000	10,567,000	(418,000)

Loss from operations	(10,792,000)	(10,567,000)	225,000

Other Income (expense)	—	—
Interest income	572,000	569,000	(3,000)
Foreign exchange	(25,000)	(25,000)	—
Loss on issuance of subsidiary stock	(331,000)	(331,000)	—
Equity in loss of OXIS	(19,000)	(80,000)	(61,000)
Interest expense	(2,000)	1,000	3,000

Net loss before outside interest in OXIS	(10,597,000)	(10,433,000)	164,000

Outside interest in Oxis	164,000	—	(164,000)

Net loss	$(10,433,000)	$(10,433,000)	—

Net loss per common share - basic and diluted	$(0.19)	$(0.19)	—

Weighted average shares - basic and diluted	53,657,074	53,657,074	—